U.S. SEC [illegible] ISSION

14045166

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-37180

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wells Fargo Advisors, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One North Jefferson
(No. and Street)

St. Louis	MO	63103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathy Barney — 314-875-2463
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

10 South Broadway	St. Louis	MO	63102
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OD 3/12/14

OATH OR AFFIRMATION

I, Kathy Barney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Advisors, LLC, as of December 31, 2013, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer except as follows:

None

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI

DAVID FURST
My Commission Expires
June 7, 2014
St. Louis County
Commission #10981994

Name: Kathy Barney
Title: Chief Financial Officer

2/13/14

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

Note: The table of contents was incorporated within the audited financial statements.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

KPMG LLP
Suite 900
10 South Broadway
St. Louis, MO 63102-1761

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Advisors, LLC:

We have audited the accompanying consolidated statement of financial condition of Wells Fargo Advisors, LLC and its subsidiaries, a wholly owned limited liability company of Wachovia Securities Financial Holdings, LLC, as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the consolidated statement of financial condition (the consolidated financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this consolidated financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statement referred to above presents fairly, in all material respects, the financial position of Wells Fargo Advisors, LLC and its subsidiaries as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

St. Louis, Missouri
February 21, 2014

WELLS FARGO ADVISORS, LLC
(A Wholly Owned Limited Liability Company of
Wachovia Securities Financial Holdings, LLC)
Consolidated Statement of Financial Condition
December 31, 2013
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	346,119
Cash segregated under federal and other regulations		1,209,147
Securities purchased under agreements to resell		1,431,500
Receivable from brokers, dealers and clearing organizations		1,314,417
Receivable from customers, net		4,717,027
Loans and notes receivable from financial advisors, net		2,403,100
Securities owned, at fair value		1,333,123
Property, equipment and leasehold improvements, net		292,558
Receivable from affiliates		290,131
Goodwill and intangible asset, net		1,370,496
Other assets		552,060
Total assets	$	15,259,678
Liabilities and Member's Equity		
Short-term borrowings	$	1,407
Securities sold under agreements to repurchase		299,038
Payable to brokers, dealers and clearing organizations		1,858,138
Payable to customers		3,909,576
Securities sold, not yet purchased, at fair value		143,546
Payable to affiliates		163,849
Accrued compensation and benefits		553,266
Deferred compensation plan liabilities		1,099,481
Accrued expenses and other liabilities		295,141
Total liabilities		8,323,442
Subordinated borrowings		120,000
Member's equity		6,816,236
Total liabilities and member's equity	$	15,259,678

See accompanying notes to Consolidated Statement of Financial Condition.

WELLS FARGO ADVISORS, LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

(1) Organization and Basis of Presentation

Wells Fargo Advisors, LLC (WFALLC) and subsidiaries (collectively referred to as "the Company"), is owned by Wachovia Securities Financial Holdings, LLC (WSFH), which is a wholly owned subsidiary of Wells Fargo & Company (WFC). WSFH serves as the holding company for the retail brokerage and clearing businesses headquartered in St. Louis, Missouri. WSFH's principal operating subsidiaries are the Company and Wells Fargo Advisors Financial Network, LLC (FINET). WFALLC's only significant subsidiary is First Clearing, LLC (FCLLC), a U.S. registered broker-dealer.

WFALLC and its principal subsidiary FCLLC are each registered as a broker-dealer with the Securities and Exchange Commission (SEC) and are members of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC). WFALLC is also registered as a futures commission merchant with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA). The Company's business activities include securities and commodities brokerage, investment advisory, asset management services and clearing services. WFALLC clears substantially all customer security transactions through FCLLC on a fully-disclosed basis. WFALLC clears its commodities transactions through ADM Investor Services, Inc. on a fully-disclosed basis.

WFALLC guaranteed all the obligations and liabilities of FCLLC pursuant to a written guarantee of FCLLC. This written guarantee provides additional liquidity benefits to FCLLC from WFALLC pursuant to the National Association of Securities Dealers (NASD) Notice to Members 98-99. Effective March 3, 2014, SEC Release No. 34-70072, *Financial Responsibility Rules for Broker-Dealers*, will withdraw NASD Notice to Members 98-99, therefore, reducing the additional liquidity benefits currently provided to FCLLC by the Company. The rescission of NASD Notice to Members 98-99 will not have a material impact on the Company's financial position.

The Consolidated Statement of Financial Condition include the accounts of WFALLC and its subsidiaries. All intercompany balances have been eliminated in consolidation.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Trading securities held to accommodate expected customer order flow is recorded on the trade date, as if they had settled. Customer securities transactions are recorded on a settlement-date basis.

Securities owned and securities sold, not yet purchased are carried at fair value. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected on the Consolidated Statement of Financial Condition as the Company does not have title to these assets.

Securities Lending Activities

Securities borrowed and securities loaned are reported as collateralized financing transactions and are recorded in the accompanying Consolidated Statement of Financial Condition at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. These transactions are primarily reverse repurchase agreements of U.S. government agency mortgage backed securities. The Company manages the credit risk associated with these transactions by monitoring the fair value of the collateral obtained, including accrued interest, and by requesting additional collateral when deemed appropriate. The fair value of collateral related to reverse repurchase agreements was $1,454,668 as of December 31, 2013. It is the Company's policy to obtain possession and control of securities purchased under agreements to resell. The Company has pledged collateral of $302,990, primarily consisting of U.S. government agency mortgage backed securities, associated with its repurchase agreements.

Fair Value

Securities purchased under agreements to resell, receivable from brokers, dealers and clearing organizations, receivable from customers, receivable from affiliates, short-term borrowings, securities sold under agreements to repurchase, payable to brokers, dealers and clearing organizations, payable to customers and payable to affiliates are recorded at amounts that approximate fair value. The fair value of certain of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable interest rates of many of these instruments.

Securities owned and sold, not yet purchased, are recorded at fair value, which is determined by using quoted market or dealer prices, third-party pricing services, or other relevant observable information.

The Company categorizes its assets and liabilities that are accounted for at fair value in the Consolidated Statement of Financial Condition into a fair value hierarchy as defined by U.S. generally accepted accounting principles (U.S. GAAP). The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities (see Note 8).

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of property and equipment is recognized on a straight-line basis using estimated useful lives that range up to 40 years for buildings and up to ten years for furniture and equipment. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease. For internal-use software, the Company capitalizes qualifying costs incurred during the application development stage. The resulting asset is amortized on a straight-line basis over three years, the expected life of the asset. The Company periodically reviews the estimated useful lives of its fixed assets.

Goodwill and Intangible Asset

Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at the acquisition date. Goodwill is assessed annually, or more frequently under certain conditions, for impairment at the reporting unit level. An initial qualitative assessment of goodwill is performed. If, based on that review, it is more likely than not a reporting unit's fair value is less than the carrying amount, then a quantitative analysis is performed to determine if there is goodwill impairment. If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired.

Identified intangible assets that have a finite useful life are amortized in a manner that approximates the estimated decline in the economic value of the identified intangible assets. Identified intangible assets are periodically reviewed to determine whether there have been any events or circumstances to indicate that the recorded amounts are not recoverable. If the valuation of the intangible assets of the Company is less than their carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Income Taxes

WFALLC and FCLLC are single member limited liability companies and are treated as disregarded entities pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes. The Company's taxable income primarily becomes taxable to the respective members of WSFH, Everen Capital Corporation and Wells Fargo Investment Group, Inc. Certain states and foreign jurisdictions do subject the Company to entity-level taxation as a single member limited liability company; therefore, the related state and foreign taxes have been provided on a small portion of the Company's taxable income.

Use of Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates.

(Dollars in thousands)

Other

Other assets consist primarily of accrued revenue, interest and dividends receivable and prepaid expenses. Accrued expenses and other liabilities consist primarily of vendor payables and lease obligations.

(3) Cash Segregated Under Federal and Other Regulations

FCLLC is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the Customer Protection Rule). FCLLC performs the computation for assets in the proprietary accounts of its introducing broker-dealers (PAIB) in accordance with the customer reserve computation set forth in the Customer Protection Rule, so as to enable introducing broker-dealers to include PAIB assets as allowable assets in their net capital computations, to the extent allowable under SEC Rule 15c3-1 (the Net Capital Rule). At December 31, 2013, FCLLC segregated in special reserve bank accounts $1,173,633 of cash for the exclusive benefit of customers, of which $1,119,910 met the definition of segregated cash pursuant to the Customer Protection Rule. FCLLC segregated in special reserve bank accounts $35,514 of cash for PAIB, under the Customer Protection Rule as of December 31, 2013.

At December 31, 2013, WFALLC did not carry securities accounts for customers or perform custodian functions relating to customer securities. As such, WFALLC was exempt from the provisions of the Customer Protection Rule. In addition, cash or securities were not required to be segregated under the Commodity Exchange Act (CEA) as there were no funds deposited by customers held by WFALLC or funds accruing to customers owned by WFALLC as a result of trades or contracts.

(4) Collateral

The Company accepts collateral under securities borrowed agreements and for credit extended to customers. The Company is permitted to repledge or sell these securities held as collateral. At December 31, 2013, the fair value of this collateral was $6,046,848, of which $2,203,478 had been repledged by the Company. The collateral is received predominately from customers and is used by the Company primarily to enter into securities lending agreements and to effectuate short sales made by customers.

(5) Offsetting of Securities Financing Agreements

Substantially all repurchase and resale activities are subject to master repurchase agreements (MRA) and securities borrowing and lending agreements are subject to master securities lending agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings.

Collateral pledged consists of non-cash instruments, such as securities, and is not netted on the Consolidated Statement of Financial Condition against the related collateralized asset or liability. Collateral the Company receives includes securities and is not recognized on the Consolidated Statement of Financial Condition. Collateral received or pledged may be increased or decreased over time to maintain certain contractual thresholds as the assets or liabilities underlying each

(Dollars in thousands)

arrangement fluctuate in value. While certain agreements may be over-collateralized, U.S. GAAP requires the disclosure to be limited to the amount of such collateral to the amount of the related recognized asset or liability.

The following table shows the Company's securities financing agreements as of December 31, 2013:

Assets:		
Resale and securities borrowing agreements		
Gross amounts recognized	$	2,389,568
Gross amounts offset in Consolidated Statement of Financial Condition		—
Net amounts in Consolidated Statement of Financial Condition (1)		2,389,568
Non-cash collateral received not recognized in Consolidated Statement of Financial Condition (2)		2,365,549
Net amount	$	24,019
Liabilities:		
Repurchase and securities lending agreements		
Gross amounts recognized	$	1,854,228
Gross amounts offset in Consolidated Statement of Financial Condition		—
Net amounts in Consolidated Statement of Financial Condition (3)		1,854,228
Non-cash collateral pledged not recognized in Consolidated Statement of Financial Condition (4)		1,809,407
Net amount	$	44,821

(1) Includes $1,431,500 reported in securities purchased under agreements to resell and $958,068 reported in receivable from brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.
(2) Represents the fair value of non-cash collateral received under enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized asset receivable from each counterparty.
(3) Includes $299,038 reported in securities sold under agreements to repurchase and $1,555,190 reported in payable to brokers, dealers and clearing organizations on the Consolidated Statement of Financial Condition.
(4) Represents the fair value of non-cash collateral pledged, related to enforceable MRAs or MSLAs, limited for table presentation purposes to the amount of the recognized liability owed to each counterparty.

(Dollars in thousands)

(6) Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 2013:

Receivable from brokers, dealers and clearing organizations:		
Deposits paid for securities borrowed	$	958,068
Securities failed to deliver		102,021
Receivable from clearing organizations		157,396
Receivable from broker-dealer		96,932
	$	1,314,417
Payable to brokers, dealers and clearing organizations:		
Deposits received from securities loaned	$	1,555,190
Securities failed to receive		113,178
Payable to clearing organizations		83,135
Payable to broker-dealer		106,635
	$	1,858,138

(7) Receivable from and Payable to Customers

Receivable from and payable to customers represent balances arising in connection with cash and margin transactions. Receivable from customers consists primarily of margin loans to customers, customer cash debits and customer non purpose loans. Payable to customers consists primarily of customer free credits.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts of $6,681 as of December 31, 2013.

(8) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2013, securities owned and securities sold, not yet purchased consist of the following, at fair value:

		Securities owned		Securities sold, not yet purchased
Bankers' acceptances, commercial paper and certificates of deposit	$	6,818	$	7,502
U.S. government and agency obligations		67,941		68,953
State and municipal government obligations		165,176		2,309
Corporate obligations		67,191		62,272
Stocks and warrants		1,025,997		2,510
Total	$	1,333,123	$	143,546

The Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which these assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques in which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models and similar techniques.

Assets are recorded at fair value on a recurring basis. Fair value measurement is based upon various sources of market pricing. The Company uses quoted prices in active markets, where available and classify such instruments within Level 1 of the fair value hierarchy. Examples include stocks and some highly liquid government securities such as U.S. Treasuries.

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. Examples include certain U.S. government and agency obligations, state and municipal government bonds and corporate obligations.

For the year ended December 31, 2013, there were no transfers between Level 1 and Level 2. The Company has no assets classified in Level 3 of the hierarchy.

(Dollars in thousands)

The balances of assets and liabilities measured at fair value by level as of December 31, 2013, are as follows:

	Total	Level 1	Level 2	Level 3
Bankers' acceptances, commercial paper and certificates of deposit	$ 6,818	$ —	$ 6,818	$ —
U.S. government and agency obligations	67,941	27,647	40,294	—
State and municipal government obligations	165,176	—	165,176	—
Corporate obligations	67,191	—	67,191	—
Stocks and warrants	1,025,997	1,019,953	6,044	—
Securities owned	$ 1,333,123	$ 1,047,600	$ 285,523	$ —
Bankers' acceptances, commercial paper and certificates of deposit	$ 7,502	$ —	$ 7,502	$ —
U.S. government and agency obligations	68,953	24,034	44,919	—
State and municipal government obligations	2,309	—	2,309	—
Corporate obligations	62,272	—	62,272	—
Stocks and warrants	2,510	—	2,510	—
Securities sold, not yet purchased	$ 143,546	$ 24,034	$ 119,512	$ —

(9) Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following at December 31, 2013:

Property and leasehold improvements	$ 371,493
Furniture and equipment	80,866
Capitalized software	11,911
Communications and computer equipment	7,174
	471,444
Accumulated depreciation and amortization	(178,886)
Total	$ 292,558

(10) Transactions with Affiliated Parties

Services Provided by Affiliates

The Company has entered into service agreements with WFC and its affiliates under which the Company receives certain technology and systems, operations, product support and general and

(Dollars in thousands)

administrative support services. The Company also has agreements with WFC and its affiliates for general and administrative services which are directly billed.

Clearing Services

The Company provides retail clearing services for its affiliate, FINET. The Company collects revenues from customers on behalf of FINET from which it deducts its retail clearing service fees. At December 31, 2013, the Company owed $8,629 to FINET which is included in payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

In conjunction with the retail clearing services provided to FINET, the Company rebates all interest income earned on margin balances of FINET retail customer relationships to FINET net of the interest expense incurred by the Company to finance those margin loans.

Bank Sweep

The Company has arrangements with affiliated banks under which it offers a bank deposit product that allows customers' available cash balances to be swept into overnight deposit accounts.

Money Market and Mutual Funds

The Company has arrangements with Wells Fargo Funds Distributors, LLC (WF Funds), an affiliated mutual fund company, in which it receives revenue for servicing customers invested in WF Funds.

A receivable of $1,289 from WF Funds related to settlement of overnight deposit balances is included in receivable from brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Securities Purchased/Sold Under Agreements to Resell/Repurchase

At December 31, 2013, Wells Fargo Bank, NA (WFBNA) had $1,431,500 outstanding with the Company under reverse repurchase agreements, which is included in securities purchased under agreements to resell in the Consolidated Statement of Financial Condition.

The Company has $99,916 outstanding with FINET under repurchase agreements, which is included in securities sold under agreements to repurchase as of December 31, 2013 in the Consolidated Statement of Financial Condition.

Other

Certain customer brokerage transactions are conducted at WFBNA. These transactions are settled on the following business day. At December 31, 2013, the Company had a payable to WFBNA totaling $112,377, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

(Dollars in thousands)

The Company earns fees from providing support and services in connection with client assets under third-party management, including mutual funds. Certain mutual funds may be affiliated with the Company.

At December 31, 2013, the Company had $290,131 outstanding from WFC and its affiliates, which is included in receivable from affiliates in the Consolidated Statement of Financial Condition. The Company also owed $51,472 to WFC and its affiliates, which is included in payable to affiliates in the Consolidated Statement of Financial Condition.

The transactions with affiliates described above and the effect thereof on the accompanying Consolidated Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(11) Loans and Notes Receivable from Financial Advisors

Loans and notes receivable from financial advisors represent amounts provided to financial advisors primarily as recruitment incentives and amounts provided for attaining certain production levels, assets under management and current client financial plans. Certain amounts provided to financial advisors as loans or notes receivable are forgiven or repaid either as a percentage of the financial advisor's gross production or on a fixed repayment schedule.

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible. Loans and notes receivable from financial advisors are reported net of the allowance for doubtful accounts of $59,500 as of December 31, 2013.

(12) Goodwill and Intangible Asset

Goodwill and intangible asset consists of the following at December 31, 2013:

Goodwill	$	1,236,291
Intangible asset, net		134,205
	$	1,370,496

At December 31, 2013, the gross carrying value of the brokerage relationship intangible asset and the related accumulated amortization amounted to $389,000 and $254,795, respectively.

The Company's most recent impairment evaluation indicated that neither the Company's goodwill nor intangible assets were impaired.

(13) Short-Term Financing

The Company had available $1,000,000 in an uncommitted unsecured line of credit with WFC. At December 31, 2013, the Company had a $679 balance outstanding on this line of credit, which is included in short-term borrowings on the Consolidated Statement of Financial Condition. The interest on this loan is calculated using the WFC average cost of funds. The cost of funds rate was 1.67% as of December 31, 2013.

(Dollars in thousands)

Short-term borrowings also include $728 in outstanding bank drafts as of December 31, 2013.

The Company had available $1,000,000 in an uncommitted secured line of credit with WFBNA, an affiliated financial institution. The entire line of credit with WFBNA is collateralized by securities owned by the Company. At December 31, 2013, the Company did not have a balance outstanding on this line of credit.

The Company had available $1,500,000 in an uncommitted unsecured line of credit with WSFH. At December 31, 2013, the Company did not have a balance outstanding on this line of credit.

(14) Employee Benefits and Deferred Compensation Plans

Defined Contribution Retirement Plans

WFC sponsors a defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for company matching contributions, which are generally dollar for dollar up to 6% of an employee's qualifying compensation. Previous and future matching contributions are 100% vested for active participants. The 401(k) Plan permits discretionary profit sharing contributions. Based on 2013 earnings, WFC committed to make a contribution in shares of WFC common stock to eligible employees' 401(k) Plan accounts equaling 2% of qualifying compensation.

Deferred Compensation Plans

The Company maintains various unfunded deferred compensation plans in which select groups of employees are participants, as defined by the individual plans. Certain plans include awards subject to specific vesting dates or salary deferrals as defined in the individual plans.

Certain of the deferred compensation plans allow the participants to select a rate of return option which tracks the return on selected financial instruments. The Company attempts to economically hedge its exposure by purchasing investments which track the participants' returns. These assets totaled $1,019,953 at December 31, 2013, and are included in securities owned, at fair value in the Consolidated Statement of Financial Condition.

(15) Subordinated Borrowings

The Company has $120,000 outstanding on a subordinated loan agreement with WFC. The loan matures on January 31, 2015 with no scheduled principal payments until maturity. Each year the loan maturity date is automatically extended an additional year unless WFC provides notice at least seven months prior to the maturity date that the loan will not be extended. Interest is paid quarterly and is based on the 90-day LIBOR rate plus 0.25%.

The Company has a $550,000 subordinated revolving line of credit with WFC. The line bears interest at a rate to be negotiated at the time of each advance. All advances can be made until

(Dollars in thousands)

December 31, 2020 and any outstanding advances are due to be repaid no later than December 31, 2021. For the year ended December 31, 2013, there were no borrowings on this subordinated note.

Borrowings under these subordinated lines are allowable in computing net capital under the SECs Net Capital Rule. To the extent these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(16) Dividends

For the year ended December 31, 2013, the Company declared and paid $500,000 in dividends to WSFH. The Company's ability to make capital and certain other distributions is subject to the rules and regulations of the SEC, FINRA and various other regulatory agencies and exchanges.

(17) Net Capital

WFALLC and FCLLC, a fully-guaranteed subsidiary of WFALLC, are subject to the Net Capital Rule, which requires the maintenance of minimum net capital, as defined. WFALLC and FCLLC have elected to use the alternative method, permitted by the Net Capital Rule, which requires that WFALLC and FCLLC maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit balances arising from customer transactions, as defined. WFALLC is also subject to the CFTC's minimum financial requirements set forth in Regulation 1.17 of the CEA, which requires that the Company maintain minimum net capital, as defined, equal to $1,000.

At December 31, 2013, WFALLC had net capital of $1,628,687 which was $1,627,187 in excess of its required net capital of $1,500. WFALLC received flow through capital benefits from FCLLC of $846,955 in accordance with the Net Capital Rule.

At December 31, 2013, FCLLC had net capital of $1,062,062 which was $976,019 in excess of its required minimum net capital of $86,043. At December 31, 2013, FCLLC's net capital balance was 24.69% of aggregate debit balances.

(18) Financial Instruments with Off-balance Sheet Risk

In the normal course of business, the Company has activities that involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the

(Dollars in thousands)

Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(19) Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2013:

	Wells Fargo Advisors, LLC Unconsolidated	First Clearing, LLC	Other Subsidiaries	Eliminations	Wells Fargo Advisors, LLC Consolidated
Total Assets	$ 9,269,041	7,764,391	7,281	(1,781,035)	$ 15,259,678
Member's Equity	6,816,236	1,545,290	7,281	(1,552,571)	6,816,236

WFALLC prepares Part II of SEC Form X-17A-5 on an unconsolidated basis. The member's equity of FCLLC is included as capital in the consolidated computation of the WFALLC's net capital, because the assets of the subsidiary are readily available for the protection of the WFALLC's customers, broker-dealers and other creditors, as permitted by the Net Capital Rule, which resulted in an increase in net capital of $846,955.

(20) Commitments and Contingent Liabilities

Lease Obligations

The Company leases office space primarily related to its branch network and home offices under operating leases expiring at various dates through the year 2025. Minimum future rental payments

(Dollars in thousands)

required under such leases and minimum future sublease income to be received that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2013 are as follows:

Years ending December 31:	Operating leases	Non-cancelable subleases
2014	$ 167,384	$ 22,376
2015	124,057	2,697
2016	97,618	701
2017	71,186	434
2018	53,955	56
Thereafter	118,509	113

Minimum future rental commitments do not include operating leases entered into by affiliates for which the Company shares rent expense. Expense is allocated to the Company for its share of rent expense incurred under these operating leases and has not been included in the minimum future rental payments above.

Some of the Company's leases contain escalation clauses and renewal options.

Litigation

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising from the conduct of the Company's business activities. Reserves are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts reserved for those claims. Although there can be no assurance as to the ultimate outcome with respect to such matters, in the opinion of management, based on current knowledge and after consultation with counsel, any change in the recorded liability for these matters will not have a material impact on the Company's financial position.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to an exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if an exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the Consolidated Statement of Financial Condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others if certain events occur. These contingencies generally relate to changes in the value of underlying assets, liabilities, or equity securities or upon the occurrence of events, such as an adverse litigation judgment or an adverse interpretation of the tax law. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the Consolidated Statement of Financial Condition as of December 31, 2013, related to these indemnification clauses.

(21) Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2013 through February 21, 2014, the date the Company issued its Consolidated Statement of Financial Condition. During this period, there have been no material events that would require recognition or disclosure in the Consolidated Statement of Financial Condition.